Exhibit 16.1

June 20, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 (a) on page 2 of the Form 8-K filed with the Securities and Exchange Commission on June 20, 2019, of Oncternal Therapeutics, Inc. and are in agreement with the statements contained in the third paragraph of Item 4.01 (a). We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP